6620 West Broad Street Richmond, VA 23230 www.genworth.com

May 27, 2015

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated May 13, 2015 to Martin P. Klein, Executive Vice President and Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comment on the above-referenced filing (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The heading and numbered paragraph in this letter correspond to the original heading and numbered paragraph in the Comment Letter. For ease of reference, we have repeated the Staff’s comment before our response.

Notes to Consolidated Financial Statements

(17) Fair Value of Financial Instruments

Fixed Maturity, Equity, and Trading Securities, page 300

1.	Refer to your response to our prior comment two. You currently disclose that you use a market approach, income approach or combination of the market and income approach depending on the type of instrument and availability of information. Given that current disclosure, it does not appear to us that disclosing, as you have proposed, that the Level 2 and Level 3 valuation techniques and inputs used to fair value your fixed maturity securities are the same for all classes will be informative with respect to valuation techniques and inputs for Level 2 fixed maturity securities. In this regard, please tell us for each class of Level 2 fixed maturity securities to what extent you use a market versus an income versus a combination approach, and what circumstances determine the use of each approach. Further, tell us for each class and for each approach the inputs you use.

Mr. Jim B. Rosenberg

May 27, 2015

As of December 31, 2014, we had $56,683 million related to 5,821 Level 2 fixed maturity securities. Of the $56,683 million of Level 2 fixed maturity securities, approximately 99%, or $56,000 million related to 5,773 securities that were valued by pricing services. Fair value for the remaining Level 2 fixed maturity securities, or $683 million related to 48 securities, was determined by internal models using an income approach. Pricing services do not provide, and thus we are unable to provide, the specific valuation approach utilized on each individual fixed maturity security each period, although we obtain an understanding of the pricing methodologies and procedures for each type of instrument.

Although they do not provide the specific valuation approach utilized for each individual security, pricing services do have prescribed guidelines they follow for valuation techniques, which we review as part of our oversight process. Various circumstances determine the valuation technique used by pricing services for our Level 2 fixed maturity securities. Generally, a market approach is utilized first if recent market transactions have occurred for a specific security. In the event a security is less frequently traded or where recent market information for a specific security is not available, a security is valued using market information of similar securities, which is also a market approach. For securities with optionality, such as call or prepayment features (including mortgage-backed or asset-backed securities), an income approach may be used, with market-based inputs. In addition, pricing services may use a combination of the results from market and income approaches to estimate fair value of securities. These valuation techniques may change from period to period, based on the relevance and availability of market data. Therefore, given the characteristics of our Level 2 fixed maturity securities and our review of the valuations received from pricing services, we believe a market approach is used for the majority of our Level 2 fixed maturity securities.

The inputs and approach for Level 2 fixed maturity securities (all sectors of U.S. corporate and corporate—non-U.S., as well as U.S. government, agencies and government-sponsored enterprises, tax-exempt and government—non-U.S.) are as follows:

•	Market approach: The primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, benchmark yields and credit spreads (or spreads off benchmark yields).

•	Income approach: The primary inputs to the valuation include contractual cash flows, duration, call provisions, issuer rating, benchmark yields and credit spreads. Private fixed maturity securities valued using an internal model use market observable inputs such as interest rate yield curve, as well as published credit spreads for similar securities based on the external ratings of the instrument and related industry sector of the issuer.

The inputs and approach for Level 2 fixed maturity securities (residential mortgage-backed, commercial mortgage-backed and other asset-backed) are as follows:

•	Market approach: The primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, benchmark yields and credit spreads (or spreads off benchmark yields).

•	Income approach: The primary inputs to the valuation include contractual cash flows, weighted-average coupon and weighted-average maturity, issuer rating, structure of the security, expected prepayment speeds and amounts, collateral type, current and forecasted loss severity, average delinquency rates, vintage of the loans, geographic region, debt-service coverage ratios, payment priority with the tranche, benchmark yields and credit spreads.

Mr. Jim B. Rosenberg

May 27, 2015

We believe organizing our Level 2 disclosures based on the sources (i.e., pricing services, broker quotes and internal models) of our prices provides the most relevant information for users of our financial statements. Within our existing disclosures of these various sources, we include a description of the valuation technique(s) and the inputs used in the fair value measurement, as required by ASC 820-10-50-2bbb. As described in our disclosures, we utilize several approaches to evaluate the valuations received from pricing services to estimate the fair value of securities. During our evaluation of the valuations obtained from pricing services, we focus on the estimate of fair value for a specific security, inputs used in the valuation, changes in the valuation from period to period and recent market activity for similar instruments. We focus less so on the valuation approach for a specific individual security.

We propose including additional disclosures to more clearly describe the valuation techniques and when they are used, as well as the inputs used in estimating the value of our fixed maturity securities using Level 1, Level 2 and Level 3 fair value measurements. Similar to the discussion above, as a result of many classes of instruments utilizing similar inputs and valuation approaches, we have combined the description of the inputs and valuation approaches for those types of securities. Accordingly, we will enhance our existing fair value disclosures beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2015 (underline indicates additions, ~~strikeouts~~ represent deletions) as follows:

Fixed maturity, equity and trading securities

The fair value of fixed maturity, equity and trading securities are ~~determined~~ estimated primarily based on information derived from third-party pricing services (“pricing services”), internal models and/or third-party broker provided prices (“broker quotes”), which use ~~using~~ a market approach, income approach or a combination of the market and income approach depending on the type of instrument and availability of information. In general, a market approach is utilized if there is readily available and relevant market activity for an individual security. In certain cases where market information is not available for a specific security but is available for similar securities, a security is valued using that market information for similar securities, which is also a market approach. When market information is not available for a specific security or is available but such information is less relevant or reliable, an income approach or a combination of a market and income approach is utilized. For securities with optionality, such as call or prepayment features (including mortgage-backed or asset-backed securities), an income approach may be used. In addition, a combination of the results from market and income approaches may be used to estimate fair value. These valuation techniques may change from period to period, based on the relevance and availability of market data. ~~For all exchange-traded equity securities, the valuations are classified as Level 1.~~

Mr. Jim B. Rosenberg

May 27, 2015

We utilize certain third-party data providers when determining fair value. We consider information obtained from ~~third-party~~ pricing services ~~(“pricing services”)~~ as well as ~~third-party broker provided prices, or~~ broker quotes~~,~~ in our determination of fair value. Additionally, we utilize internal models to determine the valuation of securities using an income approach where the inputs are based on third-party provided market inputs. While we consider the valuations provided by pricing services and broker quotes to be of high quality, management determines the fair value of our investment securities after considering all relevant and available information. We also use various methods to obtain an understanding of the valuation methodologies and procedures used by third-party data providers to ensure sufficient understanding to evaluate the valuation data received, including an understanding of the assumptions and inputs utilized to determine the appropriate fair value. For pricing services, we analyze the prices provided by our primary pricing services to other readily available pricing services and perform a detailed review of the assumptions and inputs from each pricing service to determine the appropriate fair value when pricing differences exceed certain thresholds. We also evaluate changes in fair value that are greater than 10% each month to further aid in our review of the accuracy of fair value measurements and our understanding of changes in fair value, with more detailed reviews performed by the asset managers responsible for the related asset class associated with the security being reviewed. A pricing committee provides additional oversight and guidance in the evaluation and review of the pricing methodologies used to value our investment portfolio.

In general, we first obtain valuations from pricing services. If a price is not supplied by a pricing service, we will typically seek a broker quote for public or private fixed maturity securities. In certain instances, we utilize price caps for broker quoted securities where the estimated market yield results in a valuation that may exceed the amount that we believe would be received in a market transaction. For certain private fixed maturity securities where we do not obtain valuations from pricing services, we utilize an internal model to determine fair value since transactions for identical securities are not readily observable and these securities are not typically valued by pricing services. For all securities, excluding certain private fixed maturity securities, if neither a pricing service nor broker quotes valuation is available, we determine fair value using internal models.

For pricing services, we obtain an understanding of the pricing methodologies and procedures for each type of instrument. Additionally, on a monthly basis we review a sample of securities, examining the pricing service’s assumptions to determine if we agree with the service’s derived

Mr. Jim B. Rosenberg

May 27, 2015

price. In general, a pricing service does not provide a price for a security if sufficient information is not readily available to determine fair value or if such security is not in the specific sector or class covered by a particular pricing service. Given our understanding of the pricing methodologies and procedures of pricing services, the securities valued by pricing services are typically classified as Level 2 unless we determine the valuation process for a security or group of securities utilizes significant unobservable inputs, which would result in the valuation being classified as Level 3.

For private fixed maturity securities, we utilize an income approach based on an internal model to determine fair value and utilize public bond spreads by sector, rating and maturity to develop the market rate that would be utilized for a similar public bond. We then add an additional premium, which represents an unobservable input, to the public bond spread to adjust for the liquidity and other features of our private placements. We utilize the estimated market yield to discount the expected cash flows of the security to determine fair value. In certain instances, we utilize price caps for securities where the estimated market yield results in a valuation that may exceed the amount that would be received in a market transaction. When a security does not have an external rating, we assign the security an internal rating to determine the appropriate public bond spread that should be utilized in the valuation. To evaluate the reasonableness of the internal model, we review a sample of private fixed maturity securities each month. In that review we compare the modeled prices to the prices of similar public securities in conjunction with analysis on current market indicators. While we generally consider the public bond spreads by sector and maturity to be observable inputs, we evaluate the similarities of our private placement with the public bonds, any price caps utilized, liquidity premiums applied, and whether external ratings are available for our private placements to determine whether the spreads utilized would be considered observable inputs. During the second quarter of 2012, we began classifying private securities without an external rating and public bond spread as Level 3. In general, increases (decreases) in credit spreads will decrease (increase) the fair value for our fixed maturity securities.

For broker quotes, we consider the valuation methodology utilized by the third party and analyze a sample each month to assess reasonableness given then current market conditions. Broker quotes are typically based on an income approach given the lack of available market data. As the valuation typically includes significant unobservable inputs, we classify the securities where fair value is based on our consideration of broker quotes as Level 3 measurements.

For remaining securities priced using internal models, we determine fair value using an income approach. We maximize the use of observable inputs but typically utilize significant unobservable inputs to determine fair value. Accordingly, the valuations are typically classified as Level 3.

Mr. Jim B. Rosenberg

May 27, 2015

A summary of the inputs used for our fixed maturity, equity and trading securities based on the level in which instruments are classified is included below. We have combined certain classes of instruments together as the nature of the inputs is similar.

Level 1 measurements

Equity securities. The primary inputs to the valuation of exchange-traded equity securities include quoted prices for the identical instrument.

Level 2 measurements

Fixed maturity securities

•	U.S. government, agencies and government-sponsored enterprises, tax-exempt, government—non-U.S., and all sectors of U.S. corporate and corporate—non-U.S. The primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, duration, call provisions, issuer rating, benchmark yields and credit spreads. Private fixed maturity securities valued using an internal model use market observable inputs such as interest rate yield curve, as well as published credit spreads for similar securities based on the external ratings of the instrument and related industry sector of the issuer.

•	Residential mortgage-backed, commercial mortgage-backed and other asset-backed. The primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, weighted-average coupon and weighted-average maturity, issuer rating, structure of the security, expected prepayment speeds and volumes, collateral type, current and forecasted loss severity, average delinquency rates, vintage of the loans, geographic region, debt-service coverage ratios, payment priority with the tranche, benchmark yields and credit spreads.

Equity securities. The primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active.

Mr. Jim B. Rosenberg

May 27, 2015

Level 3 measurements

Fixed maturity securities

•	U.S. government, agencies and government-sponsored enterprises, tax-exempt, government—non-U.S., and all sectors of U.S. corporate and corporate—non-U.S. The primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, duration, call provisions, issuer rating, benchmark yields and credit spreads. Certain securities are valued using broker quotes where the underlying inputs are unobservable. Certain private fixed maturity securities valued using an internal model uses market observable inputs such as interest rate yield curve, as well as published credit spreads for similar securities where there are no external ratings of the instrument and include a significant unobservable input. Additionally, we may also apply certain price caps in the valuation of private fixed maturity securities as a result of our valuation being higher than what we would receive in a market transaction where the price cap represents an unobservable input.

•	Residential mortgage-backed, commercial mortgage-backed and other asset-backed. The primary inputs to the valuation include broker quotes or use internal models where the primary inputs to the valuation are similar to the inputs used for Level 2 measurements but where the inputs cannot be corroborated with market data of similar securities.

Equity securities. The primary inputs to the valuation include broker quotes where the underlying inputs are unobservable.

Mr. Jim B. Rosenberg

May 27, 2015

*    *    *    *    *

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Martin P. Klein at (804) 662-2451 or Kelly L. Groh at (804) 281-6321.

Sincerely,

/s/ Martin P. Klein	/s/ Kelly L. Groh
Martin P. Klein	Kelly L. Groh
Executive Vice President and	Vice President and Controller
Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:

Mary Mast, Senior Staff Accountant, U.S. Securities and Exchange Commission

Thomas J. McInerney, President and Chief Executive Officer, Genworth Financial, Inc.